Commission File No. 1-08346

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Abbreviated notice regarding the interim settlement of
accounts for the fiscal year ending March 31, 2003

TDK Corporation
(Translation of registrant’s name into English)

13-1, Nihonbashi 1-chome, chuo-ku, Tokyo 103-8272, Japan
(Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

         Form 20-F [X]   Form 40-F [  ]

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ]

         Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ]

         Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes [  ]   No [X]

         If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-[                    ]

SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

TDK Corporation

(Registrant)

October 31, 2002	BY:	/s/ Noboru Hara Noboru Hara General Manager General Administration Dept.

Information furnished on this form:

EXHIBITS

Exhibit Number

1.	ABBREVIATED NOTICE REGARDING THE INTERIM SETTLEMENT OF ACCOUNTS ON A CONSOLIDATED BASIS FOR THE YEAR ENDING MARCH 31, 2003

2.	ABBREVIATED NOTICE REGARDING THE INTERIM SETTLEMENT OF ACCOUNTS ON A NON-CONSOLIDATED BASIS FOR THE YEAR ENDING MARCH 31, 2003

3.	TDK IMMEDIATE RELEASE